Exhibit 99.2

Mercer Park Brand Acquisition Corp. (“BRND” or the “Company”) Provides Update on

Anticipated Shareholdings of the Company Following Closing of Qualifying Transaction

TORONTO, May 21, 2021 -- Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF), special purpose acquisition corporation which has entered into a definitive agreement to merge (the “GH Group Transaction”) with GH Group, Inc. (“GH Group”), California’s leading fully-integrated cannabis business, provided an update in respect of certain anticipated shareholdings following the closing of the GH Group Transaction.

Adjustments to Proposed Holdings of Multiple Voting Shares

The proposed holdings of multiple voting shares of the Company (“Multiple Voting Shares”) have been modified from that described in BRND’s final prospectus dated May 6, 2021 (the “Prospectus”) and management information circular (the “Circular”), which were filed on SEDAR on May 7, 2021. While the total number of Multiple Voting Shares will remain unchanged, they are proposed to be re-allocated. The result will be to increase the proposed holdings of Kyle D. Kazan, the Chief Executive Officer of GH Group, from 1,704,586 Multiple Voting Shares to 2,025,244 Multiple Voting Shares. BRND has agreed thereto.

The Multiple Voting Shares will have 50 votes per share. Following the GH Group Transaction until the expiry of the three-year sunset period, assuming that there are no additional redemptions of Class A Restricted Voting shares of BRND prior to closing, the GH Group founders (i.e., the holders of Multiple Voting Shares) are expected to hold in the aggregate approximately 82% of the voting power of the outstanding voting shares of the Company (and approximately 74% on a diluted basis (i.e., including the applicable Equity Shares issuable on exchange of certain exchangeable shares of a subsidiary of the Company (as further described in the Prospectus), but not including the exercise of any warrants of the Company)), and Kyle D. Kazan will hold approximately 35% of the voting power (and approximately 32.3% on a diluted basis).

Update Regarding Founders’ Shares

In connection with the negotiation of the previously announced transactions between GH Group and TPCO Holding Corp. (NEO: GRAM.U; OTCQX: GRAMF) (“The Parent Company”), BRND announced today that Mercer Park Brand, L.P. (“Mercer”), BRND’s sponsor, will, contemporaneously with the closing of the GH Group Transaction and the TPCO US$50 million investment, and upon the entry of the Company into the long-term supply agreement with TPCO, transfer 405,405 subordinate, restricted or limited voting shares of the Company (“Equity Shares”) to TPCO. Such Equity Shares will be transferred from the aggregate amount of Equity Shares to be received by Mercer in exchange for its founders’ shares of the Company.

About Mercer Park Brand Acquisition Corp.

BRND is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

GH Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the Prospectus. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. There can be no assurance that the agreements with The Parent Company will be completed, that the Glass House Group Transaction or the Private Placement will be completed, or, if it is, that the resulting company following closing of the GH Group Transaction will be successful.

Additional Information About the Proposed Business Combination and Where to Find It

BRND and GH Group urge investors, shareholders and other interested persons to read the documents (including the Prospectus and Circular) filed with Canadian securities regulatory authorities in connection with the Glass House Group Transaction, as these materials contain important information about BRND, GH Group, the resulting company and the Glass House Group Transaction.

Company Contact:

Megan Kulick

T: (646) 977-7914

Email: IR BRND@mercerparklp.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com